The 2.0 Collective Inc

Profit and Loss

January - December 2023

	TOTAL
Income	
Sales	3,801.15
Uncategorized Income	0.00
Total Income	**$3,801.15**
Cost of Goods Sold	
Member Product Cost	952.00
Total Cost of Goods Sold	**$952.00**
GROSS PROFIT	**$2,849.15**
Expenses	
Advertising & marketing	60.00
Business licenses	902.00
Contract labor	76,173.95
General business expenses	
Bank fees & service charges	176.00
Memberships & subscriptions	1,228.24
Total General business expenses	**1,404.24**
Legal & accounting services	1,779.00
Accounting fees	81.95
Total Legal & accounting services	**1,860.95**
Meals	3,287.25
Meals with clients	878.95
Total Meals	**4,166.20**
Office expenses	
Office supplies	530.12
Software & apps	132.00
Total Office expenses	**662.12**
Payroll expenses	
Taxes	2,169.53
Wages	27,050.00
Total Payroll expenses	**29,219.53**
Rent	
Building & land rent	32,159.00
Equipment rental	2,829.38
Total Rent	**34,988.38**
Supplies	100.00
Taxes paid	
Payroll taxes	0.00
Total Taxes paid	**0.00**

The 2.0 Collective Inc

Profit and Loss

January - December 2023

	TOTAL
Travel	-0.33
Airfare	1,112.00
Hotels	578.69
Taxis or shared rides	193.00
Vehicle rental	431.24
Total Travel	**2,314.60**
Utilities	1,778.10
Internet & TV services	1,486.93
Total Utilities	**3,265.03**
Total Expenses	**$155,117.00**
NET OPERATING INCOME	**$ -152,267.85**
Other Income	
Interest earned	606.00
Total Other Income	**$606.00**
Other Expenses	
Depreciation	35.89
Total Other Expenses	**$35.89**
NET OTHER INCOME	**$570.11**
NET INCOME	**$ -151,697.74**